Exhibit 4.1

Date: October 31, 2017

Valuesetters, Inc..

745 Atlantic Ave

Boston, MA 02111

Attention: Cecilia Lenk, Chairman and CEO

Re: Conversion of debt into Shares of Common Stock of Valuesetters Inc. (the “Company”)

Dear Ms. Lenk:

Pursuant to an agreement by and between the undersigned and the Company, the undersigned hereby irrevocably elects to convert a portion of the debt balance of the 8% Amended Loan and Security Agreement dated July 25, 2014 and due on June 30, 2017 of ValueSetters, Inc. (the “Note”) into shares of Common Stock of the Company as follows:

(1)	(2)	(3)	(4)	(5)	(6)
Description	Number of Shares	Conversion Price/Share	Total Dollar Amount	FIT Withholding	Total Balance Paid

Portion of Balance Due	44,198,246	$0.005	$220,991.23	0	$220,991.23

In conjunction with this conversion, the undersigned also agrees to extend the maturity date on the Note until October 31, 2020 and to lower the interest rate to 1.25% per annum, with a default interest rate of 8% per annum. All other terms and provisions of the Note remain unchanged, and with the above conversion, which includes payment of accrued interest, the undersigned confirms that the remaining balance of the Note as of this date, October 31, 2017, is One Million Dollars ($1,000,000).

Please acknowledge your agreement to the above by signing this letter where indicated below and returning it to me. Thank you for your assistance in this matter.

Very truly yours,

/s/ Thomas Carmody

Thomas Carmody

Member

Agreed to and Accepted:

Valuesetters, Inc.

By:/s/ Cecilia Lenk

Name: Cecilia Lenk

CEO